Exhibit 3.2

ROSS MILLER

Secretary of State

204 North Carson Street, Suite 1

Carson City, Nevada 89701-4520

(775) G84-5708

Website: www.nvgos.gov

Certificate of Amendment

(PURSUANT TO NRS 78.385 AND 78.390)

Certificate of Amendment to Articles of Incorporation

For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 -After Issuance of Stock)

1. Name of Corporation:

ERF Wireless, Inc.

2. The articles have been amended as follows: (provide article numbers, if available)

The Corporation hereby decreases the number of its common stock and correspondingly decreases the number of issued and outstanding shares (i.e. implements a reverse split) whereby every five hundred (500) shares of common stock which are authorized and issued and outstanding are automatically converted into one (1) share of $.001 par value common stock, provided, however, that the Corporation shall issue one (1) full share of $0.001 par value common stock to its stockholders for any fractional interest remaining after conversion of all outstanding shares pursuant hereto.

Immediately following the effective dates, the Corporations Articles of Incorporation ARTICLE FOURTH, Paragraph 2, shall read as follows: [See attached.]

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise a least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: 50.24% Common, 100% Pref. A.

4. Effective date of filing: (optional)                                     8/1/11

                                                                  (must not be later than 90 days after the certificate is filed)

5. Signature: (required)

If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, In addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

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FOURTH:Authorized Shares.

1. The total number of shares of stock of all classes which the Corporation shall have authority to issue is One Billion (1,000,000,000), of which Twenty Five Million (25,000,000) shall be shares of Preferred Stock with a par value of $0.001 per share ("Preferred Stock"), and Nine Hundred Seventy Five Million (975,000,000) shall be shares of Common Stock with a par value of$0.001 per share ("Common Stock").

THIS AMENDMENT IS ONLY AS TO ARTICLE FOURTH, PARAGRAPH I. THE REMAINING PROVISIONS OF ARTICLE FOURTH SHALL REMAIN UNCHANGED.

The Certificate of Designation for the Corporation's Series A Preferred Stock provides: "Each share of Series A Preferred Stock is convertible by the holder at any time into 18.676347 shares of common stock at the option of the holder of Series A Preferred Stock, subject to adjustment in the event of certain corporate actions, such as a stock combination or dividend in Company common stock. However, in no event will any such adjustment cause the conversion rate to adjust to an amount which would result in less than one common share issued in exchange for a share of Series A. Due to the combination (reverse split) of the common stock set forth in this Certificate of Amendment each of the shares of Series A Preferred Stock issued and outstanding may convert into 1 new share of common stock.

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